Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are a letter dated April 15, 2013 that is being mailed to participants in 60 East 42nd St. Associates L.L.C., and the letter referred to therein.

[MH Letterhead]

April 15, 2013

To Fellow Participants in 60 East 42nd St. Associates L.L.C. (“Associates”):

We receive phone calls, e-mails, and letters from participants who support our proposed consolidation and IPO transaction. Some have offered or requested for us distribute their communication. We identify any item of disclosure or prior communication relevant to any letter or e-mail we send to comply with Securities and Exchange Commission disclosure requirements.

Enclosed, please find such a letter, which we received from Martin D. Newman, an investor in Associates and former partner in Malkin Holdings’ predecessor.

•	Mr. Newman first indicated by phone approximately two months ago that he considered writing, we communicated with him concerning his sending a letter to investors, and he recently sent us a draft.

•	We advised Mr. Newman that we could not make any substantive comment on his draft, and we did not.

•	Attached is the letter Mr. Newman asked us to send.

The vote remains open, and we continue to receive new consents. If you have not yet voted FOR the proposals, we urge you to do so now.

Please call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com if you have any question.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

MARTIN D. NEWMAN

THE ALWYN COURT

180 WEST 58TH STREET #12E

NEW YORK, NY 10019

MEMORANDUM

To:	Participants in Empire State BuildingAssociates LLC (“Associates”)
From:	Martin D. Newman /s/ Martin D. Newman
Re:	Empire State Realty Trust (“REIT”)
Dated:	April 11, 2013

I am a participant in Associates, 60 East 42nd Street Associates LLC and a number of the private entities, which are being “rolled up” to create the REIT. I am a retired attorney and for almost 25 years I was associated with or a partner in Wien and Malkin and its predecessors. I worked closely over those years with Lawrence A. Wien, who we affectionately referred to as “LAW” and Peter L. Malkin. In my last several years at the firm I worked with Anthony E. Malkin. My principal area of concentration was securities law, particularly SEC compliance, and more generally corporate law, real estate finance and investment supervision. I withdrew from the law firm in 1996 and since that time I have established and managed my own Manhattan real estate operations, which I have sponsored for group investment. My parting from Wien and Malkin was not completely amicable and I was served by them with litigation papers. The matter was settled and at the age of 74, I prefer a life less hindered by emotional baggage for matters that happened over 17 years ago. I only add these details to indicate that my opinion and statements in this memorandum are based on both my legal and business experience and position as a neutral in giving my honest and non-emotional assessment of converting my investments into shares of the REIT.

I have cast my votes in each of the various investments I own in favor of the REIT. I wholly endorse the position of fellow participants and David Polson and Barbara Pearson, for the reasons stated in their recent respective letters.

I am now quite angry with the small group of individuals who seek to sabotage the creation of the REIT. I hope that each of you who have supported the REIT’s creation will share in my anger. I have recently received an e-mail stating that

“25% of the owners of the Empire State Building have voted No to the REIT IPO.

The 75% who have voted Yes is less than the 80% required under the partnership agreement to approve the proposed REIT.

The vote was originally scheduled to end March 26th and was extended.

Even with the extra week the vote still fell short.

Under the terms of the vote, not sending in a ballot is counted as a No Vote.

Many owners chose that method of expressing their disapproval.”

The statements on their face are misleading, a charge which this group levels at Malkin Holdings, even though Malkin Holdings has complied with the SEC Rules and Regulations. It is apparent that less that 25% of the participants have voted against the formation of the REIT. I call on those of you who have not voted, to now cast your vote in favor of the REIT or to change a “No” vote or “Abstention” to a YES VOTE.

The vocal minority is now frustrating the carefully determined wishes of the overwhelming majority of investors who based on full disclosure want liquidity in the form of a New York Stock Exchange traded security. This minority further frustrates the desire of the overwhelming majority to diversify their investment portfolios and obtain interests in many New York metropolitan area properties which would otherwise not be available for their investment. If these goals are slightly diminished by fully disclosed fees and overrides they are worth the cost of liquidity and diversity. When LAW created Associates he was not without a personal entrepreneurial profit motive.

We each know what we and our relatives paid for our units. The opportunity to turn thousands of purchase price dollars into hundreds of thousands of dollars of value even after a half century is one that should not be brushed away lightly. I seriously doubt that the fringe would be willing to pay each consenting participant the exchange value for his or her interest. I recall the old saws “Put up or shut up” or “Champagne taste with a beer pocketbook.”

The 80% requirement was not made part of the structure of the investment to permit a minority to block the will of the majority, but stemmed from an interpretation of the tax laws in the 1960’s designed to prevent Associates from being taxed as a corporation. Today most limited liability companies or limited partnerships, if they give rights to passive investors, would require a simple majority or at most a two thirds vote to approve major decisions. The opposition group is using an outmoded legal requirement to the detriment of the majority. The REIT will also serve to “modernize” this arcane structure.

The Empire State Building at some time may become obsolete in certain respects, which could seriously diminish its profitability. As we have seen just this past week, the top of the Freedom Tower is being developed as a state of the art observatory, which may affect the income from the Empire State Observatory. The floor plates of the Empire State Building are not state of the art and prospective tenants are currently attracted to the building because rental rates are much less than other prestige buildings in Manhattan. The antenna surely will be replaced by either technological advancements or another location, including the Freedom Tower. I would rather have the diversity of a 19 property portfolio, which would minimize risks.

We are told to forego the REIT because owning a piece of the Empire State Building is some sort of “bragging right” and a long dead relative may have counseled never to sell the participation. These apocryphal statements are hardly worth serious comment in the context of one of New York City’s largest real estate transactions.

The doom and gloom group only see the negatives to the creation of a REIT. They dismiss the positives. The REIT should be judged on the terms being offered. In the long run, I suspect that we and our heirs will be delighted with the outcome. Do not dismiss the concept that the Helmsley Organization could be replaced by less than favorable partners. I have had a similar problem in my own investments. It would be totally disruptive.

If you have not returned your consent, return it TODAY WITH A YES VOTE or request your No Vote or Abstention be changed to a YES VOTE. It will now only take a small number of votes to cause the implementation of the REIT. Do not let a few well intentioned but naive people frustrate the desires of the overwhelming majority.